UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                   FORM 12b-25
             [ x] Form 10-K [ ] Form 20-F [ ] Form 11-K [] Form 10-Q

For Period Ended: December 31, 2000 . . . . . . . . . .SEC FILE NUMBER 000-27407
                                                        CUSIP NUMBER 247411 10 1
[ ] Transition Report on Form 10-K [ ] Transition Report on Form 20-F [ ] Transition Report on Form 11-K [ ] Transition Report on Form 10-Q [ ] Transition Report on Form N-SAR For Period Ended:


Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: Entire Form 10-K

Part I - Registrant Information

         Full Name of Registrant          Delta Capital Technologies, Inc.
                                          --------------------------------

         Former Name if Applicable        N/A
                                          -----------

         Address of Principal Executive Office:
         1331 Homer Street, Suite B201, Vancouver, B.C., Canada V6B 5M5

Part II--RULES 12b-25 (b) AND (c)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b) the following should be completed. (Check box if appropriate)

         (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]      (b)      The subject annual report, semi-annual report, transition
                  report on Form 10-K, Form 2-F, 11- F, or From N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

         (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
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Part III - Narrative

         State below in reasonable detail the reasons why form 10-K, 11-K, 20-F, 10-Q or N-SAR or portion thereof could not be filed within the prescribed time period.

On December 31, 2001, The Matridigm Corporation ("Matridigm"), a wholly owned subsidiary of Delta Capital Technologies, Inc. (the "Company") ceased operations. Our accountants are currently working to gather the necessary financial information to review consolidated financial statements that include The Matridigm Corporation from January 1 to December 31, 2000 and the wrap-up of Matridigm. Because of the recent termination of Matridigm, the Company could not compile the financial information necessary to complete its Form 10-K for the year ended December 31, 2000 in accordance with Regulation S-B in a timely manner without unreasonable effort and expense.

Part IV - Other Information

         (1) Name and telephone number of person to contact in regard to this notification.

               Judy Miller          Secretary            (604) 644-4979
               ------------------------------------------------------------
               (Name)                      (Title)         (Telephone Number)

         (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer if no, identify report(s).
                                                               (X ) Yes  ( )  No

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                                ( ) Yes  (X ) No

                  If so, attach an explanation of the anticipated change, both narrative and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made - Corporate offices and management changes.
                                                                             N/A

                        Delta Capital Technologies, Inc.
--------------------------------------------------------------------------------
                  (Name of Registrant as specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date: March 28, 2001                        By:          /s/ Judy Miller
      ------------------------------           ------------------------------
                                                               Name: Judy Miller
                                                    Title:    Secretary/Director


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